Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Sirius XM Radio Inc. for the registration of debt securities, preferred stock, common stock, warrants, stock purchase contracts and units of Sirius XM Radio Inc., and to the incorporation by reference therein of our report dated February 29, 2008, except Note 18 related to the 2007 and 2006 financial information, as to which the date is March 10, 2009, with respect to the consolidated financial statements and schedule of Sirius XM Radio Inc. (formerly Sirius Satellite Radio Inc.) and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
New York, New York
March 10, 2009

/s/ Ernst & Young LLP